Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following are slides comprising a presentation that was given by Graeme Hunt, President Uranium and Olympic Dam Development, BHP Billiton at the Macquarie Australian Conference on May 7, 2008.

Uranium: A clear future Macquarie Australian Conference Graeme Hunt – President Uranium and Olympic Dam Development

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Disclaimer
This presentation is for information purposes only and does not constitute or form part of any offer or invitation to acquire, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, purchase or subscribe for, any securities, nor does it constitute investment advice, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision.
The views expressed here contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
This presentation contains certain forward-looking statements relating to the business, financial performance and results of BHP Billiton and/or the industry in which it operates.
Forward-looking statements concern future circumstances and results and other statements that are not historical facts, sometimes identified by the words “believes”,
“expects”, “predicts”, “intends”, “projects”, “plans”, “estimates”, “aims”, “foresees”, “anticipates”, “targets”, and similar expressions. The forward-looking statements contained in this presentation, including assumptions, opinions and views of BHP Billiton or cited from third party sources are solely opinions and forecasts which are uncertain and subject to risks. For more detail on those risks, you should refer to the sections of BHP Billiton's annual report on Form 20-F for the year ended 30 June 2007 entitled “Risk factors”, “Forward looking statements” and “Operating and financial review and prospects” filed with the US Securities and Exchange Commission (the "SEC"). A multitude of factors can cause actual events to differ significantly from any anticipated development. Neither BHP Billiton nor any of its subsidiary undertakings nor any of its officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does any of the foregoing accept any responsibility for the future accuracy of the opinions expressed in this presentation or the actual occurrence of the forecasted developments.
The SEC generally permits mining companies in their filings with the SEC to disclose only those mineral deposits that the company can economically and legally extract.
Certain measures in this presentation, including “deposits", would not generally be permitted in an SEC filing. The material denoted by such terms is not proven or probable
Reserves as such terms are used in the SEC's Industry Guide 7, and there can be no assurance that BHP Billiton will be able to convert such material to proven or probable
Reserves or extract such material economically. BHP Billiton urges investors to refer to its Annual Report on Form 20-F for the fiscal year ended June 30, 2007, for its most recent statement of mineral Reserves calculated in accordance with Industry Guide 7.
Information Relating to the US Offer for Rio Tinto plc
BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a Registration
Statement (the “Registration Statement”), which will contain a prospectus (the “Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.
U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION
STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL
TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the
SEC's website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

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Disclaimer (Continued)
Information for US Holders of Rio Tinto Limited Shares
BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly,
Rio Tinto Limited shareholders should carefully consider the following:
The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US
It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.
You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
References in this presentation to “$” are to United States dollars unless otherwise specified.

Agenda
• Olympic Dam is a world class and superior resource
• Strong nuclear demand growth prospects
• Nuclear key to address climate change
• Carbon price rewrites nuclear economics
• China impact in the uranium industry

0
20
40
60
80
100
120
140
160

Olympic Dam: A world class resource
mt Copper kt
U3O
8
moz Au
~1100
1050
1000
Sources:  Company Annual Reports and press releases (as at 30-Sep-2007).
International Atomic Energy Agency
Note: Witwatersrand figure is BHP Billiton estimate and is approximate only
a) Based on reported resource “inventory”.
0
500
1000
1500
2000
2500
The largest uranium
deposit in the world
4th
largest copper
deposit in the world
0
50
100
150
200
250
5th largest gold
deposit in the world

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Olympic Dam: A world class resource
Notes:
a) 100% of production shown. Split of bubble 55% Rio Tinto, 45% BHP Billiton.
b) Bubble size reflects Rio Tinto’s current 19.9% exposure to Oyu Tolgoi. Rio Tinto has options to increase its ownership interest to 46.6%.
Olympic Dam relative to Rio Tinto’s undeveloped copper projects
La Granja
Resolution(a)
Oyu Tolgoi(b)
Pebble
Olympic Dam
0.0
0.5
1.0
1.5
2.0
2.5
3.0
0 50 100 150 200 250
Contained copper equivalent mineralisation - Mt
Solid bubble = Existing production
Transparent bubble = Targeted annual production
Note: Bubble size reflects forecast annual copper capacity

Agenda
• Olympic Dam is a world class and superior resource
• Strong nuclear demand growth prospects
• Nuclear key to address climate change
• Carbon price rewrites nuclear economics
• China impact in the uranium industry

0
2,500
5,000
7,500
10,000
12,500
15,000
1900 1910 1920 1930 1940 1950 1960 1970 1980 1990 2000 2010 2020 2030
World Primary Energy Use
(million tonnes of oil equivalent)
* At a hypothetical world average growth rate of 1% p.a.
Source of data: 1965-2006: BP Statistical Review of World Energy; bntoe = billion tonnes oil equivalent
1900-1965: Derived from Maddison, UK Select Committee on Economic Affairs.
400 bntoe = 600 billion tonnes of hard coal
The world is well on its way to consuming as much energy in the next 25 years as it has consumed throughout modern history
OECD
FSU
Emerging
Markets
1900-2006
Total = 400 bntoe
2007-2030
Total = 300 bntoe*

Primary energy consumption is strongly correlated to
economic development
Source: World Bank, Government Statistics for Taiwan, BP Statistical Review of World Energy (2007)
Primary energy use (tonnes of oil equiv/capita)
0
2
4
6
8
10
0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 50,000
GDP/Capita (Jan 2008 Constant US Dollars)
China
Germany
India
Japan
Korea, Rep.
United States
Taiwan

China’s annual power output is growing at a rate equivalent to a major European country
426
400
0
500
1000
1500
2000
2500
3000
3500
1999 2000 2001 2002 2003 2004 2005 2006 2007
Power output added from previous year
UK’s total
power
output
today
China’s Growing Power Output (in billion kWh)

Energy Issues? • Power generation and distribution • Energy efficiency and intensity • Urban environment and transport • Emissions

Notes:
a) Source: International Nucelar Safety Centre at ANL, Aug-2005 (www.insc.anl.gov/pwrmaps/world_map.pdf).
b) Source: World Nuclear Association (www.world-nuclear.org/info.reactors.html), 17-Oct-2007.

Olympic Dam: Exposure to strong forecast nuclear
demand growth – especially in the East
Under construction (reactors) – 33 reactors
(b)
Proposed (reactors) – > 222 reactors
(b)
Planned (reactors) – > 94 reactors
(b) Operational (power plants) – 439 reactors
(b)
Existing operational power plants
(a)

Notes:
a) Location of reactors that are planned, under construction, and proposed is by country, but does not necessarily show their exact geographical location in a country.
b) Source: International Nucelar Safety Centre at ANL, Aug-2005 (www.insc.anl.gov/pwrmaps/world_map.pdf).
c) Source: World Nuclear Association (www.world-nuclear.org/info.reactors.html), 17-Oct-2007.

Olympic Dam: Exposure to strong forecast nuclear
demand growth – especially in the East
Under construction (reactors) – 33 reactors
(c)
Proposed (reactors) – > 222 reactors
(c)
Planned (reactors) – > 94 reactors
(c) Operational (power plants) – 439 reactors
(c)
Existing operational power plants and future development of nuclear power reactors
(a),(b)

Agenda
• Olympic Dam is a world class and superior resource
• Strong nuclear demand growth prospects
• Nuclear key to address climate change
• Carbon price rewrites nuclear economics
• China impact in the uranium industry

Carbon price rewrites nuclear economics
Relative economics at no carbon cost
0 50 100 150
Nuclear
Coal
Gas
Relative economics @ $30/t CO2
0 50 100 150
Nuclear
Coal
Gas
Relative economics @ $50/ t CO2
0 50 100 150
Nuclear
Coal
Gas
Sources:  WNA, UIC/AUA, CERA, OECD/IEA, US DOE, UK govt, CRU group
• Nuclear power is competitive with other
generation technologies at current prices
• At carbon cost of $50/ t CO2, the carbon
cost of coal fired generation is on par with
the capital cost for nuclear
• These are indicators for the “western”
world. Developments in other industries,
such as Alumina, have proven that the
Chinese are capable of substantially
decreasing both lead-time and capital
cost on construction, significantly
reducing the issue of the substantial
capital cost of nuclear power
$/MWh
$/MWh
$/MWh
• Capital cost
• O&M cost
• Fuel cost
• Carbon cost
• Decommissioning

*Including wind, biomass, oil, etc
** Include power sector and non-power sector thermal coal use (excluding coking coal)
Source:NDRC power plant project database; Interviews; expert interviews; BHP Billiton; team analysis
Uranium
What if China goes nuclear?
1,532
2,054 1,532 2,054
12%
4% 26% 33%
GW Installed
% Nuclear
Traditional China 2030 electricity
demand
Nuclear China electricity demand  2030 –
what if
42
17
150 88
Ktpa U308
Case B, rapid move
away from energy
intensity
Case A, low gains in
energy efficiency
337
676
251
346
426
262
400
680
Case B, rapid move
away from energy
intensity
Case A, low gains in
energy efficiency
262
555
1,281
251
346
426
182
75
Coal
Hydro
Gas
Other

Impact of carbon emissions
Global green house gas emissions growth and abatement requirements (GT CO2 e*)
4.8
6.7
38.5
2005 China
2.8
US
0.9
EU
8.6
RoW
45.3
59.3
2030
23**
Abatement
requirement
2030 including
abatement
RoW
EU
US
China
+155%
21.5
* Total emissions, including green house gas emissions from non-power sectors
** Total global abatement requirement based on need to minimize global warming to 2-3° Celsius
Source: WRI; IEA; Team analysis
41
China
13
US
4
EU
41
RoW
Growth 2005-2030
100% = 21 GT
DSM 2.4
Other** 1.5
China Nuclear 0.8 – 4.5
CCS 2.7
Approach Impact GT
-12
-24
3
15
Cost
$/tCO2e
GT CO2
Ave = 7.5GT CO2e
emission acceptable
from China in 2030
(+36% Higher than
2005 level)
4.5**
Australia
0.5
8.5
5.5
14.0
31.3

China has been predictable in re-writing capital intensity and delivery
60-66 Months US$3000-
US$5000/t installed
capacity
40 Months, Greenfields US$1000-
1300/t installed capacity Detailed
engineering through commissioning
Copper smelters
40 Months + 400kt/yr alumina refinery –
construction time 10 months
Kaiman alumina
40 Months + 400kt/yr alumina refinery –
construction time 14 months
Jinbei Alumina
40 Months + 800kt/yr alumina refinery –
construction time 10 months
East Hope
Alumina
40 Months + 10x 300mw power stations and
3500kt/yr alumina refinery –
construction time 10 months
Alumina refinery
Shangdong
province
Western Benchmark China

Greenfields
Olympic Dam well positioned to meet energy demand
Expand open pit add
Greenfield concentrator
and hydrometallurgy
circuits and expand
smelter capacity
Further expansion of
open pit, build new
concentrator and
hydrometallurgy circuit
Sell excess concentrate
Stages
CONCEPTUAL
Output
Cu
(ktpa)
U30
8
(ktpa)
Au
(kozpa)
540
14 600
730
19 800
Further growth
opportunities
Add Hydrometallurgy
circuit
350
9 400
Brownfields
Optimise current
configuration
Develop open pit
production build
Greenfield concentrator
sell excess concentrate
Current
350
4.5 400
200
4.5 120
180
4 100
+3Mtpa
+2Mtpa
Mining
Concentrating &
Hydrometallurgy
Smelting
5
4
+
2 3
Notes: Unless specified all capacities are in
tonnes of ore.
Actual timing of Underground
phase out is not yet determined
+2Mtpa (100ktpa con)
+20Mtpa (250ktpa con)
1.1 1
2
0 0
10Mtpa 9Mtpa
0Mtpa
+20Mtpa
+20Mtpa
+20Mtpa
+20Mtpa
20Mtpa 72Mtpa 52Mtpa
10Mtpa
(500ktpa con)
+20Mtpa (800ktpa con)
+20Mtpa (800ktpa con)

Mining investment cycle: Escondida case study
Low price cycles
High price cycles
Discovery
Discovery
0.60
1.10
1.60
2.10
2.60
3.10
3.60
0
200,000
400,000
600,000
800,000
1,000,000
1,200,000
1,400,000
1,600,000
Grassroots
Exploration
Resource
Definition
Feasibility
& Financing
Construction
Operation and
additional growth
options

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